Exhibit 4.2

CROWN CASTLE INTERNATIONAL CORP.

As Issuer

$161,712,000 aggregate principal amount

9% Senior Notes due 2011

SUPPLEMENTAL INDENTURE

Dated as of January 7, 2004

Supplementing the Indenture dated as of May 17, 1999, between Crown Castle International

Corp., as Issuer, and The Bank of New York, as successor trustee to United States Trust

Company of New York, as Trustee

THE BANK OF NEW YORK

As Trustee

SUPPLEMENTAL INDENTURE dated as of January 7, 2004, between Crown Castle International Corp., a Delaware corporation (the “Company”), and The Bank of New York, as successor trustee to United States Trust Company of New York (the “Trustee”), as Trustee under the Indenture referred to herein.

WHEREAS the Company and the Trustee heretofore executed and delivered an Indenture dated as of May 17, 1999 (the “Indenture”), in respect of the Company’s $161.712 million aggregate principal amount outstanding of 9% Senior Notes due 2011 (the “Securities”);

WHEREAS Section 9.02 of the Indenture provides that the Company and the Trustee may amend the Indenture with the consent of the Holders of at least a majority in aggregate principal amount of the Securities then outstanding;

WHEREAS, pursuant to the Offer to Purchase and Consent Solicitation Statement dated December 5, 2003 (as amended, supplemented or modified, the “Offer to Purchase”), the Company commenced a cash tender offer for any and all outstanding Securities and solicited the consents of the Holders of the Securities to amend certain provisions of the Indenture, as set forth in Article I hereof;

WHEREAS the Holders of a majority in aggregate principal amount of the Securities outstanding have consented to the amendments effected by this Supplemental Indenture; and

WHEREAS this Supplemental Indenture has been duly authorized by all necessary corporate action on the part of the Company.

NOW, THEREFORE, the Company and the Trustee agree as follows for the equal and ratable benefit of the Holders of the Securities:

ARTICLE I

Amendments

SECTION 1.01. Amendments to Articles 4 and 5. Effective upon the date hereof, each of Section 4.02 (Maintenance of Office or Agency), Section 4.03 (Reports), Section 4.04 (Compliance Certificate), Section 4.05 (Taxes), Section 4.06 (Stay, Extension and Usury Laws), Section 4.07 (Restricted Payments), Section 4.08 (Dividend and Other Payment Restrictions Affecting Subsidiaries), Section 4.09 (Incurrence of Indebtedness and Issuance of Preferred Stock), Section 4.10 (Asset Sales), Section 4.11 (Transactions with Affiliates), Section 4.12 (Liens), Section 4.13 (Business Activities), Section 4.14 (Corporate Existence), Section 4.15 (Offer to Repurchase Upon Change of Control), Section 4.16 (Sale and Leaseback Transactions), Section 4.17 (Limitation on Issuances and Sales of Capital Stock of Restricted Subsidiaries), Section 4.18 (Limitation on Issuances of Guarantees of Indebtedness) and Section 5.01 (Merger, Consolidation, or Sale of Assets) of the Indenture is hereby deleted in its entirety and replaced with the phrase “[Intentionally Omitted]”. All references to such deleted sections are also hereby deleted in their entirety.

SECTION 1.02. Amendments to Article 6. Effective upon the date hereof, each of clauses (3), (4), (5), (6), (7) and (8) of Section 6.01 is hereby deleted in its entirety and replaced with the phrase “[Intentionally Omitted]”. All references to such deleted clauses are also hereby deleted in their entirety.

SECTION 1.03. Trustee’s Acceptance. The Trustee hereby accepts this Supplemental Indenture and agrees to perform the same under the terms and conditions set forth in the Indenture.

ARTICLE II

Miscellaneous

SECTION 2.01. Interpretation. Upon execution and delivery of this Supplemental Indenture, the Indenture shall be modified and amended in accordance with this Supplemental Indenture, and all the terms and conditions of both shall be read together as though they constitute one instrument, except that, in case of conflict, the provisions of this Supplemental Indenture will control. The Indenture, as modified and amended by this Supplemental Indenture, is hereby ratified and confirmed in all respects and shall bind every Holder of Securities. In case of conflict between the terms and conditions contained in the Securities and those contained in the Indenture, as modified and amended by this Supplemental Indenture, the provisions of the Indenture, as modified and amended by this Supplemental Indenture, shall control.

SECTION 2.02. Conflict with Trust Indenture Act. If any provision of this Supplemental Indenture limits, qualifies or conflicts with any provision of the TIA that is required under the TIA to be part of and govern any provision of this Supplemental Indenture, the provision of the TIA shall control. If any provision of this Supplemental Indenture modifies or excludes any provision of the TIA that may be so modified or excluded, the provision of the TIA shall be deemed to apply to the Indenture as so modified or to be excluded by this Supplemental Indenture, as the case may be.

SECTION 2.03. Severability. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 2.04. Terms Defined in the Indenture. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Indenture.

SECTION 2.05. Headings. The Article and Section headings of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

SECTION 2.06. Benefits of Supplemental Indenture, etc. Nothing in this Supplemental Indenture or the Securities, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders of the Securities, any benefit of any legal or equitable right, remedy or claim under the Indenture, this Supplemental Indenture or the Securities.

SECTION 2.07. Successors. All agreements of the Company in this Supplemental Indenture shall bind its successors. All agreements of the Trustee in this Supplemental Indenture shall bind its successors.

SECTION 2.08. Trustee Not Responsible for Recitals. The recitals contained herein shall be taken as the statements of the Company and the Trustee assumes no responsibility for their correctness.

SECTION 2.09. Certain Duties and Responsibilities of the Trustee. In entering into this Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.

SECTION 2.10. Governing Law. This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

SECTION 2.11. Counterpart Originals. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

IN WITNESS WHEREOF, each party hereto has caused this Supplemental Indenture to be signed by its officer thereunto duly authorized as of the date first written above.

CROWN CASTLE INTERNATIONAL CORP.,

by	/s/ W. Benjamin Moreland

Name: Title:	W. Benjamin Moreland Senior Vice President and Chief Financial Officer

THE BANK OF NEW YORK, as Trustee,

by	/s/ Margaret M. Ciesmelewski

Name: Title:	Margaret M. Ciesmelewski Vice President